UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT	MEDIA CONTACT:
Kip E. Meintzer	James Rivas
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2215
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2014 THIRD QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – October 23, 2014 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the third quarter ended September 30, 2014.

•	Total Revenue: $370 million, representing an 8 percent increase year over year
•	Non-GAAP Operating Income: $215 million, representing 58 percent of revenues
•	Non-GAAP EPS: $0.93, representing a 9 percent increase year over year
•	Deferred Revenues: $660 million, representing a 16 percent increase year over year

“The third quarter represented another great quarter with results coming in at the high-end of our projections. We continued to deliver double-digit growth in our combined products and software blades revenues. Growth was driven by demand for our data center and enterprise security appliances and next generation threat prevention software blades,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies.

Financial Highlights for the Third Quarter of 2014:
•	Total Revenue: $370 million compared to $344 million in the third quarter of 2013.
•	GAAP Operating Income: $197 million compared to $186 million in the third quarter of 2013.
•	Non-GAAP Operating Income: $215 million compared to $201 million in the third quarter of 2013. Non-GAAP operating margin was 58 percent, same as in the third quarter of 2013.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $161 million compared to $160 million in the third quarter of 2013. GAAP earnings per diluted share were $0.84 compared to $0.80 in the third quarter of 2013.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $177 million compared to $169 million in the third quarter of 2013. Non-GAAP earnings per diluted share were $0.93 compared to $0.85 in the third quarter of 2013.

•	Deferred Revenues: As of September 30, 2014, deferred revenues were $660 million compared to $567 million as of September 30, 2013.
•	Cash Flow: Cash flow from operations was $202 million compared to $195 million in the third quarter of 2013.
•	Share Repurchase Program: During the third quarter of 2014, the company repurchased 2.8 million shares at a total cost of $192 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,656 million as of September 30, 2014, compared to $3,664 million as of September 30, 2013.

For information regarding the Non-GAAP financial measures discussed in this release, as well as a reconciliation of such Non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Business Highlights
During the third quarter of 2014 Check Point launched new data center appliances: 13800 Appliance and 21800 Appliance.

13800 Appliance – Check Point launched the 13800 Appliance, extending the 13000 Data Center Appliance line. The 13800 offers exceptional security protections and advanced performance, with up to 3,800 SecurityPower™ units (SPU) and 6.5 Gbps of IPS throughput.

21800 Appliance – Check Point augmented the 21000 Data Center Appliance family with the 21800 Appliance. The 21800 delivers up to 4,300 SPU and 7 Gbps of IPS throughput, supplies the low latency required by the most demanding network environments, and provides high reliability and serviceability to minimize maintenance costs.

Check Point Malware and Vulnerability Research Teams Update:
Check Point security research teams have continued to find vulnerabilities to critical infrastructure in various technologies including mobile platforms, Telco infrastructure, web infrastructure and security products.

Man in the Binder – Researchers at Check Point studied Android’s unique operating system (OS) architecture and demonstrated the potential capture of data and information being stored and communicated on Android devices through the Binder, the message passing mechanism in Inter-process Communication (IPC).

Bugzilla – Check Point uncovered a critical privilege escalation vulnerability in the popular bug-tracking platform called Bugzilla. Check Point’s security researchers informed the Mozilla Foundation, and the team leading the Bugzilla project quickly fixed the exploit.

TR-069 Deployments – Check Point uncovered a number of critical zero-day vulnerabilities that might have resulted in the compromise of millions of homes and business worldwide, through flaws in several TR-069 server implementations. Check Point has provided guidance to many telcos and technology providers to remedy the situation.

Vulnerabilities Discovered in Three Network Security Vendors’ System Admin Portals – Check Point discovered vulnerabilities in the Admin WebUI portals of three network security vendors. If targeted and exploited, these vulnerabilities would give hackers administrative control over the vendors’ security systems, potentially leaving business networks exposed to attacks. Check Point has notified the relevant vendors and provided them with the information to remedy the vulnerabilities.

Industry Accolades:
Number One in Worldwide Firewall Equipment Market Share – Check Point increased its lead in the worldwide market share for Firewall Equipment in Q2 2014, according to the Gartner Market Share: Enterprise Network Equipment by Market Segment, Worldwide, 2Q14 report.

Leader in the Gartner Magic Quadrant for Unified Threat Management – Check Point is positioned as a Leader in the Gartner Magic Quadrant for Unified Threat Management (UTM). This is the company’s fourth consecutive year in the Leaders quadrant.

Leader in Gartner’s Magic Quadrant for Mobile Data Protection – Check Point is positioned as a Leader in Gartner’s Magic Quadrant for Mobile Data Protection (MDP). The company has been in the Leaders quadrant for eight consecutive years.

Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for Q2 2014, according to the IDC Worldwide Quarterly Security Appliance Tracker Q2 2014.

“Our security focus and advanced threat research has paid off once again this quarter with advanced protections against several new types of cyber-attacks. We continue to expand the reach of our security leadership with new technologies to fight the most critical cyber threats,” concluded Shwed.

Fourth Quarter 2014 Investor Conference Participation Schedule:

•	RBC Global Technology Conference
November 11, 2014 – New York, NY

•	Wells Fargo Securities Media & Technology Conference
November 12, 2014 – New York, NY

•	UBS Global Technology Conference
November 19, 2014 – Sausalito, CA

•	Credit Suisse Annual Technology Conference
December 3, 2014 – Scottsdale, AZ

•	Raymond James Supply Chain Conference
December 9, 2014– New York, NY

•	Barclays Global Technology Conference
December 10, 2014– San Francisco, CA

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 23, 2014 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through November 1, 2014 on the company's website or by telephone at +1.201.612.7415, replay ID number 13593342.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade Architecture™. The dynamic Software Blade Architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2014 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding continued expansion of the reach of our security leadership with new technologies to fight the most critical cyber threats. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation charges, amortization of intangible assets and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$126,029	$119,526	$358,310	$343,971
Software Blades subscriptions	67,164	55,046	192,664	156,550
Total revenues from products and software blades	193,193	174,572	550,974	500,521
Software updates and maintenance	177,177	169,555	524,200	506,508
Total revenues	370,370	344,127	1,075,174	1,007,029

Operating expenses:
Cost of products and licenses	24,076	21,727	66,489	61,492
Cost of software blades subscriptions	1,269	1,095	3,871	3,941
Total cost of products and software blades	25,345	22,822	70,360	65,433
Cost of Software updates and maintenance	19,324	17,247	54,078	50,454
Amortization of technology	60	60	180	552
Total cost of revenues	44,729	40,129	124,618	116,439

Research and development	32,605	30,034	99,022	88,717
Selling and marketing	74,741	68,783	223,176	201,093
General and administrative	20,914	18,690	56,558	53,995
Total operating expenses	172,989	157,636	503,374	460,244

Operating income	197,381	186,491	571,800	546,785
Financial income, net	7,313	9,098	21,760	25,548
Income before taxes on income	204,694	195,589	593,560	572,333
Taxes on income	43,647	35,888	119,772	113,664
Net income	$161,047	$159,701	$473,788	$458,669
Earnings per share (basic)	$0.86	$0.82	$2.50	$2.33
Number of shares used in computing earnings per share (basic)	187,293	194,931	189,736	196,570
Earnings per share (diluted)	$0.84	$0.80	$2.45	$2.29
Number of shares used in computing earnings per share (diluted)	190,984	198,668	193,360	200,380

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$197,381	$186,491	$571,800	$546,785
Stock-based compensation (1)	16,979	13,642	46,037	38,564
Amortization of intangible assets (2)	518	662	1,588	2,410
Non-GAAP operating income	$214,878	$200,795	$619,425	$587,759

GAAP net income	$161,047	$159,701	$473,788	$458,669
Stock-based compensation (1)	16,979	13,642	46,037	38,564
Amortization of intangible assets (2)	518	662	1,588	2,410
Taxes on the above items (3)	(1,751)	(5,115)	(8,619)	(6,426)
Non-GAAP net income	$176,793	$168,890	$512,794	$493,217

GAAP Earnings per share (diluted)	$0.84	$0.80	$2.45	$2.29
Stock-based compensation (1)	0.09	0.07	0.24	0.19
Amortization of intangible assets (2)	-	-	-	0.01
Taxes on the above items (3)	-	(0.02)	(0.04)	(0.03)
Non-GAAP Earnings per share (diluted)	$0.93	$0.85	$2.65	$2.46

Number of shares used in computing Non-GAAP earnings per share (diluted)	190,984	198,668	193,360	200,380

(1) Stock-based compensation:
Cost of products and licenses	$14	$19	$52	$60
Cost of software updates and maintenance	293	266	718	714
Research and development	2,241	2,108	6,995	6,897
Selling and marketing	3,526	3,201	9,728	8,773
General and administrative	10,905	8,048	28,544	22,120
	16,979	13,642	46,037	38,564

(2) Amortization of intangible assets:
Amortization of technology-cost of revenues	60	60	180	552
Selling and marketing	458	602	1,408	1,858
	518	662	1,588	2,410

(3) Taxes on the above items	(1,751)	(5,115)	(8,619)	(6,426)

Total, net	$15,746	$9,189	$39,006	$34,548

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	September 30,	December 31,
	2014	2013
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$249,861	$408,432
Marketable securities and short-term deposits	989,969	758,382
Trade receivables, net	216,351	379,648
Prepaid expenses and other current assets	66,197	53,856
Total current assets	1,522,378	1,600,318

Long-term assets:
Marketable securities	2,416,123	2,463,110
Property and equipment, net	39,424	37,991
Severance pay fund	5,823	6,488
Deferred tax asset, net	13,447	13,557
Other intangible assets, net	14,602	16,191
Goodwill	727,875	727,875
Other assets	26,453	20,907
Total long-term assets	3,243,747	3,286,119

Total assets	$4,766,125	$4,886,437

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$545,358	$586,696
Trade payables and other accrued liabilities	253,480	396,102
Total current liabilities	798,838	982,798

Long-term liabilities:
Long-term deferred revenues	114,765	84,927
Income tax accrual	228,214	205,420
Deferred tax liability, net	570	308
Accrued severance pay	9,999	10,887
Total long-term liabilities	353,548	301,542

Total liabilities	1,152,386	1,284,340

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	835,922	774,917
Treasury shares at cost	(2,942,705)	(2,421,278)
Accumulated other comprehensive income	115	1,839
Retained earnings	5,719,633	5,245,845
Total shareholders’ equity	3,613,739	3,602,097

Total liabilities and shareholders’ equity	$4,766,125	$4,886,437
Total cash and cash equivalents, marketable securities and short-term deposits	$3,655,953	$3,629,924

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$161,047	$159,701	$473,788	$458,669
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,244	2,205	6,683	6,302
Amortization of intangible assets	518	662	1,588	2,410
Stock-based compensation	16,979	13,642	46,037	38,564
Realized gain on marketable securities	(152)	(226)	(306)	(1,300)
Decrease in trade and other receivables, net	22,167	7,595	152,182	112,846
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	913	19,986	(128,587)	132,547
Excess tax benefit from stock-based compensation	(874)	(3,075)	(2,826)	(9,180)
Deferred income taxes, net	(381)	(5,012)	(6,068)	(9,279)
Net cash provided by operating activities	202,461	195,478	542,491	731,579

Cash flow from investing activities:

Investment in property and equipment	(3,584)	(2,759)	(8,115)	(7,385)
Net cash used in investing activities	(3,584)	(2,759)	(8,115)	(7,385)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	14,067	18,030	61,485	51,460
Purchase of treasury shares	(192,401)	(128,276)	(573,271)	(402,710)
Excess tax benefit from stock-based compensation	874	3,075	2,826	9,180
Net cash used in financing activities	(177,460)	(107,171)	(508,960)	(342,070)

Unrealized gain (loss) on marketable securities, net	(8,248)	8,089	613	(13,199)

Increase in cash and cash equivalents, marketable securities and short term deposits	13,169	93,637	26,029	368,925

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,642,784	3,570,652	3,629,924	3,295,364

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,655,953	$3,664,289	$3,655,953	$3,664,289

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

October 23, 2014